UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                West Marine, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    954235107
                                 (CUSIP Number)


                               Randolph K. Repass
                               500 Westridge Drive
                          Watsonville, California 95076
                                 (831) 728-2700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 28, 2008
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.   |x|


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------- ----------------------------------------------------------------------------------------------------------
1                    Name of Reporting Person

                                                                                         Randolph K. Repass

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-------------------- ----------------------------------------------------------------------------------------------------------
2                    Check the Appropriate Box if a Member of a Group                                  (a)  |_|
                                                                                                       (b)  |_|

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3                    SEC USE ONLY


-------------------- ----------------------------------------------------------------------------------------------------------
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4                    Source of Funds (See Instructions)                                  PF


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5                    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)   |_|


-------------------- ----------------------------------------------------------------------------------------------------------
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6                    Citizenship or Place of Organization                                USA


-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------

                             7        Sole Voting Power                                  6,150,396
                             -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

          Number of          8        Shared Voting Power                                254,600
           Shares
        Beneficially         -------- -----------------------------------------------------------------------------------------
          Owned by           -------- -----------------------------------------------------------------------------------------
            Each
         Reporting           9        Sole Dispositive Power                             6,150,396
        Person With          -------- -----------------------------------------------------------------------------------------
                             -------- -----------------------------------------------------------------------------------------

                             10       Shared Dispositive Power                           254,600
-------------------- ----------------------------------------------------------------------------------------------------------
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11                   Aggregate Amount Beneficially Owned by Each Reporting Person
                     6,404,996
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

12                   Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|
                     (See Instructions)                                             Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
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13                   Percent of Class Represented by Amount in Row (11)                  27.9%*
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

14                    Type of Reporting Person                                           IN
-------------------- ----------------------------------------------------------------------------------------------------------



* The denominator is based on 22,021,541 shares of common stock outstanding as of June 28, 2008, as stated on the consolidated balance sheet as of June 28, 2008 included in Exhibit 99.1 to a current report on Form 8-K filed by West Marine, Inc. on July 24, 2008 in connection with the release of second quarter 2008 earnings.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $0.001 per share, of West Marine, Inc. (the "Issuer"). The principal executive office of the Issuer is 500 Westridge Drive, Watsonville, California 95076.

Item 2.  Identity and Background.

         This Schedule 13D is being filed by Randolph K. Repass, a U.S. citizen.

         Mr. Repass' business address is 500 Westridge Drive, Watsonville, California 95076. Mr. Repass' present principal occupation is acting as the Chairman of the Issuer's board of directors.

         During the last five years, Mr. Repass has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Mr. Repass has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of common stock reported as beneficially owned in this
Schedule 13D were acquired in or before the Issuer's initial public offering. Mr. Repass plans to fund future purchases of shares of the Issuer's common stock with his personal funds.

Item 4.  Purpose of Transaction.

         Mr. Repass plans to acquire shares of the common stock of the Issuer for investment purposes based on his belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. Mr. Repass intends to regularly review his equity interest in the Issuer. Depending upon his review, he may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then beneficially, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise.

         Except as set forth above, Mr. Repass does not have at this time any specific plans which would result in (a) the acquisition by Mr. Repass of additional securities of the Issuer or the disposition by Mr. Repass of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer's common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

         Mr. Repass as Chairman of the board of directors of the Issuer, in his capacity as a director of the Issuer, from time to time, may become aware of, initiate and/or be involved in discussions which relate to the transactions described in the above paragraph. Accordingly, Mr. Repass retains his right to modify his plans with respect to the transactions described above to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer.

         (a) See Items 11 and 13 of the second page of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock owned by Mr. Repass.

         (b) See Items 7, 8, 9 and 10 of the second page to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by Mr. Repass as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

            Of the 6,404,996 shares shown as beneficially owned by Mr.
Repass, (a) 5,923,796 are held in the name of Randy Repass, TTEE Randolph K. Repass 1996 Revocable Trust dated June 25, 1996, (b) 185,900 are held in the name of Repass-Rodgers Family Foundation, Inc., (c) 26,700 shares are held in trust for his minor son, (d) 14,000 shares in the aggregate held in trusts for the benefit of his grandchildren, and (e) 254,600 shares are held in the name of his wife. Mr. Repass disclaims beneficial ownership of the shares held by his wife. The Repass-Rodgers Family Foundation is a corporation organized under
Section 501(c)(3) of the Internal Revenue Code, and neither Mr. Repass, his wife nor any other member of his family has a pecuniary interest in the shares held by the Foundation.

                  The percentage of the common stock set forth in this Item 5 was calculated based upon 22,021,541 shares of common stock outstanding as of June 28, 2008, as stated on the consolidated balance sheet as of June 28, 2008 included in Exhibit 99.1 to a current report on Form 8-K filed by West Marine, Inc. on July 24, 2008 in connection with the release of second quarter 2008 earnings.

         (c) Mr. Repass has not engaged in any transaction in the Issuer's common stock during the 60-day period ended July 29, 2008, other than gifts of 3,500 shares to a trust for his minor son and of 8,000 shares in the aggregate to trusts for the benefit of his grandchildren.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's common stock beneficially owned by Mr. Repass.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As of the date of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Repass and any person with respect to the Issuer's common stock beneficially owned by Mr. Repass.

Item 7.  Material to be Filed as Exhibits.

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.



Date:    July 29, 2008                    By: /s/Randolph K. Repass
      ---------------------                   ---------------------------
                                              Randolph K. Repass